Exhibit (e)(3)

May 27, 2009

Eric Eddings

Chief Executive Officer

Monterey Gourmet Foods, Inc.

1528 Moffett Street

Salinas, CA 93905

United States

Dear Mr. Eddings:

In connection with your consideration of a certain potential strategic transaction (the “Transaction”), Cappello Capital Corp. (“Cappello”) is prepared to make available to you certain information concerning Pulmuone Holdings Co., Ltd. (the “Company”) and you are prepared to reciprocate with information concerning Monterey Gourmet Foods, Inc. (“Monterey”) (all of which information so exchanged shall be known as the “Evaluation Material”). The Company and Monterey shall be referred to individually as “Party” and together as “Parties” for purposes of this confidentiality agreement.

Parties agree to use each other’s Evaluation Material solely for evaluating the Transaction and to keep each other’s Evaluation Material confidential; provided, that Parties may disclose each other’s Evaluation Material to directors, officers, employees, agents, lawyers or advisors (“Representatives”) who are involved in the servicing, accounting and provision of other services in connection with the Transaction (it being understood that all Representatives shall be informed of the confidential nature of such information and of their duties of confidentiality with respect to it).

The term “Evaluation Material” shall also be deemed to include all notes, analyses or studies prepared by Parties or Representatives incorporating the Evaluation Material of the other Party.

The term “Evaluation Material” does not include information which is or becomes generally available to the disclosing Party on a non-confidential basis, provided that the source of such information was not known by Parties to be bound by a confidentiality agreement or other obligation of confidentiality with respect to such information.

Parties agree not to disclose to any person the fact that the Evaluation Material has been made available, that discussions or negotiations are taking place concerning the Transaction or any of the terms, conditions or other facts with respect thereto; provided that disclosure may be made only in response to a subpoena, a request by any regulatory authority or otherwise as required by law, and provided further that the disclosing Party shall have promptly provided Cappello and the Company or Monterey (as applicable) with written notice of such requirement so that either Parly or both may seek a protective order or other remedy.

Upon written request, Parties agree to return all Evaluation Material provided by Cappello or the Company or Monterey (as applicable) and all other tangible media that contain or reflect Evaluation Material (including all copies, reproductions, digests, abstracts, analyses, and notes) in Parties’ possession or control, and will destroy any related computer files, except as may otherwise be required by FINRA, United States federal and state securities laws and such other foreign and domestic laws, as may be applicable.

100 Wilshire Boul evard, Suite 1200, Santa Monica, California 90401

Telephone 310. 393. 6632 Fax 310.393.4838

FINRA-SIPC

Monterey Gourmet Foods, Inc.

May 27, 2009

Without the prior written consent of the Parties, neither the Company nor Monterey nor their Representatives shall make any contact of any nature with any employee, agent, supplier, customer, bank, or lender of the other Party. Parties and their Representatives agree not to, for a period of two years from the date of this agreement, directly solicit for employment or, within one year after the date hereof, employ any person who is now employed as an officer of the other Party or any of its divisions or subsidiaries. Nothing contained herein shall preclude the hiring at any time of any such employee who responds to a general solicitation of employment through an advertisement not targeted specifically at Parties or their employees.

Parties acknowledge and agree that no contract or agreement providing for the Transaction shall be deemed to exist between the Company and Monterey unless and until a definitive agreement has been executed and delivered. Parties hereby waive, in advance, any claims (including, without limitation, for breach of contract) in connection with the Transaction unless and until Parties have entered into such a definitive agreement. Parties further acknowledge and agree that unless and until such a definitive agreement has been executed and delivered, neither Party nor their Representatives shall have any legal obligation of any kind whatsoever with respect to the Transaction by virtue of this agreement or any written or oral expression with respect to such Transaction. For purposes of this paragraph, the term “definitive agreement” does not include an executed letter of intent or any other preliminary written agreement, nor does it include any written or oral acceptance of an offer or proposal on the Company or Monterey’s part.

Parties agree that neither Cappello nor any of Cappello’s directors, officers, employees, agents or advisors shall have any liability to Parties or to any of Parties’ Representatives relating to or resulting from the use of the Evaluation Material, except to preserve its confidentiality as provided for in this agreement.

The obligations of this agreement and restrictions on use shall cease two years after the disclosure of the Evaluation Material, except for any claims instituted by the Parties within such time period.

This agreement shall be governed and construed in accordance with the internal laws of the State of California, without regard to conflict of law principles. Except for claims for injunctive relief, preliminary or permanent, all lawsuits, hearings, arbitration or other proceedings shall take place in Los Angeles County, State of California. Parties irrevocably waive any objections they may have based on improper venue or inconvenient forum in Los Angeles County, State of California.

Please confirm your agreement with the foregoing by signing and returning one copy of this letter to us.

Very truly yours,

PULMUONE HOLDINGS CO., LTD.

By:	/S/ KANG, YOUNG CHUL
Name:	Kang, Young Chul
Title:	CEO & President

APPROVED AND ACCEPTED
ON May 28, 2009
MONTEREY GOURMET FOODS, INC.

By:	/S/ ERIC C. EDDINGS
Name:	Eric C. Eddings
Title:	President / CEO